cyber popup

ON-DEMAND CYBERSECURITY POWERED BY
VETTED AND HIGHLY SKILLED FREELANCERS

Dr. Christine Izuakor
Founder and CEO



- Just got hit with ransomware
- Needs to act fast
- Doesn't know much about cybersecurity or have a cyber expert in house

A technology leader at a mid-sized healthcare tech company.

Meet Chris.

Traditional consulting agencies are out of my budget and I don't have time for the long contract cycles.

I can't find good cyber experts that I can trust on existing freelancer platforms.



Chris doesn't have many viable options.

76%

COMPANIES EXPERIENCED A BREACH IN THE LAST YEAR

75%

COMPANIES STRUGGLE TO FIND CYBERSECURITY EXPERTS

Chris isn't alone.

Cyber Pop-up is making cyber expertise accessible.

ON-DEMAND CYBERSECURITY

Vetted and highly skilled cybersecurity experts pop in when you need them the most, and pop out when you don't.


MODERN CYBER SECURITY
BECAUSE WE BELIEVE YOU CAN'T ADDRESS TOMORROWS THREATS, WITH YESTERDAYS SOLUTIONS.
Shop Now
ondemand

Pricing is simple.


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FIXED-PROJECT PRICE MENU

Cyber Pop-up is the only managed marketplace for cybersecurity.

1


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Welcome and thank you for subscribing to Cyber Pop-up! We are excited to help you along your cybersecurity journey.
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Questions
Welcome and thank you for subscribing to Cyber Pop-up! We are...
1 What's your first and last name?
2 Please confirm your company name.
3 Please confirm the email address on your subscription account.
4 Describe what your company does in a few sentences.
5 Which industry best describes ___ ?
A Now, let's think about some of the common factors that may con...
6 Describe your typical target customers and where are they locat...
7 What types of data do your collect from customers and where is ...
8 How many employees work at ___?
9 Where are your employees located?
10 How many vendors do you leverage to run your business?
11 Do you assess the security of vendors before working with them?
12 What core technologies do you use to run your business?
13 Let's talk about what you've done to date for cyber security at ___...
13a How would you rate your organizations current cybersecurity jou...
13b How would you rate your personal level of understanding when it...
13c Do you have any of the following implemented at ___?
B Almost done. Just a few questions left to help us, start helping y...
14 What concerns you most about cybersecurity at your company?
15 What do you hope to accomplish in your first 30 days with Cyber...
16 What's your annual technology budget?
17 Is there anything else you'd like us to know before you submit yo...

Complete initial risk questionnaire

2



Meet with your customer success manager and get recommended next steps

3


Cybersecurity Support Request
$0.00
Specialization
Select
What would you like your freelancer to accomplish

Launch your first project in your cyber roadmap with vetted freelancers

We guide customers from ground zero.

Proactive projects

- **Risk assessment and roadmap**
- **Information security policy**
- **Roadmap execution and tracking**
- **On-demand special projects**
- **Ongoing responsive support**

Reactive projects

Our market requires little to no persuasion.


10
10
10
10
10
10
10
10
X
X

For every 100 SMBs, 30 will be breached, and 20 will shut down as a result.

We target the SMBs who are targeted the most.

30M
SMBs in the U.S.

1M
fit our target customer base

TECH CAPABILITY, BUT NO CYBER TEAM
HANDLES SENSITIVE INFORMATION
FACING COMPLIANCE REQUIREMENTS

We are capitalizing on a paradigm shift in cybersecurity.



Our partners are facing regulatory pressure and are required to act in order to stay in business.

We scale our expert supply in sync with growing demand.

500

pros on our wait list today.

600,000+

pros in prospective partner channels.



Social impact is in our DNA.

We're building a diverse global talent pipeline and removing barriers to entry for underrepresented groups.

$25

COST TO ACQUIRE
A CUSTOMER

$1k-10k

ANNUAL VALUE OF
A CUSTOMER

This strategy enables outsized returns.

MVP/Pre-revenue engine:

We've done $180k in projects with 100% satisfaction.

DOW JONES

INFOSEC INSTITUTE

Netalytics

PENN FOSTER

World Wide Technology

paltalk

The industry is paying attention.

SAP

gener8tor

women 2.0

MOMENTUM 2020
INDUSTRY DISRUPTER
AWARD FINALIST

ENTRENUITY

1871

SHEEO

Our team has security on lock.

LEADERSHIP TEAM



Dr. Christine Izuakor
Founder and CEO

- First African American woman to earn PhD in Security Engineering
- Decade of Fortune 100 cybersecurity experience
- Internationally certified and awarded technology professional

EXPERT ADVISORS & MENTORS



EMILY HEATH
Chief Trust and Security Officer at DocuSign



NATHALIE NUNES
C-level HR executive with Fortune 100 expertise building diverse global talent pipelines



MARK PAULY
Financial strategy and key connector



MICHAEL BURDICK
Marketplace founder and expert with $43M raised



MATT PULLEY
2x startup CTO with successful exit

Our business roadmap is built for scale.

1

TODAY

Founder built MVP to handle small operational volume.

2

6 MONTHS

Build production platform for customers and freelancers.

3

12 MONTHS

Onboard first partner.

4

18 MONTHS

Upgrade to custom cloud-based platform with increased automation. Onboard 2nd partner.

5

24 MONTHS

Ramp up AI and big data analytics features. Integrate leading security software to scale in-demand services.

6

36 MONTHS

Acquire and/or build add-on SaaS security solutions tailored to SMBs.

Do you want to be first to market for this paradigm shift?

We're raising **$2M** to onboard our first partner.

Build and launch production platform.

Grow core team.

Recruit, vet, and onboard the best freelancers.

Let's secure the world, one pop-up project at a time.



SOCIAL MEDIA

@cyberpopupshop

EMAIL

christine@cyberpopup.com

MAIN OFFICE

1871 Chicago

APPENDIX

We've seen this model work in HR, Finance, Legal, and more.

FOUNDER IS CYBER POP-UP MENTOR

bambee	PARO	legalzoom®
Founded in 2016	Founded in 2015	Founded in1999
Annual Revenue $10M-$50M	Annual Revenue $10M-$50M	Annual Revenue $471M
$33M Funding Raised ($3M Seed 2016)	$43M Funding Raised ($5M Seed in 2018)	$811M Funding Raised ($7B valuation at IPO)
Bambee is a platform that gives access to small and medium-sized businesses to hire an HR Manager.	Paro is an AI-backed marketplace for financial services.	LegalZoom is an on-demand alternative to the traditional law firm.

SMB cybersecurity spend will hit $84B by 2028.

(11% CAGR)


$167B
Global Cybersecurity
$55B
Global SMB Cybersecurity
$37B
Global SMB Cybersecurity Services Segment
$14B
U.S SMB Cybersecurity Services Segment

Source: Grandview Research

90%+ cyber solutions focus on large enterprises, yet 33% of spend comes from SMBs.